March 8, 2011

Kieran G. Brown

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Brown:

Nuveen Virginia Premium Income Municipal Fund (333-171746; 811-07490)

This letter responds to the comments contained in your letter dated February 10, 2011 regarding the registration statement on Form N-2, filed with respect to MuniFund Term Preferred (“MTP”) shares of the Nuveen Virginia Premium Income Municipal Fund (the “Fund”). For convenience, each of your comments is repeated below, with the response immediately following.

Enclosed for your convenience is a copy of pre-effective amendment no. 1 for the Fund, which was filed with the SEC on the date of this letter and is marked to show changes from the registration statement as originally filed.

PROSPECTUS

Cover Page

1. Comment: The first sentence of the second to last paragraph should indicate that the prospectus “sets forth concisely” the information about the registrant. See Item 1.1.d. of Form N-2.

Response: The following sentence has been added as the first sentence of the second to last paragraph on the cover page:

“This prospectus sets forth concisely information about the Fund that a prospective investor should know before investing, and should be retained for future reference.”

Prospectus Summary—Investment Objectives and Policies (Page 9)

2. Comment: Indicate the average maturity of the municipal securities in which the Fund invests.

Securities and Exchange Commission

March 8, 2011

Response: The “Portfolio Composition—Portfolio Investments” section of the Fund’s prospectus contains the following disclosure, which we believe is responsive to this comment:

“The Fund buys municipal securities with different maturities and intends to maintain an average portfolio maturity of 15 to 30 years, although this may be shortened depending on market conditions.”

Financial Highlights (Page 20)

3. Comment: The headings “Distributions from Net Investment Income to Preferred Shareholders” and “Distributions from Capital Gains to Preferred Shareholders” should be moved from under the heading “Investment Operations” to under the heading “Less Distributions.” See Item 4.1 of Form N-2.

Response: The Fund’s management believes the current presentation is in accordance with generally accepted accounting principles (GAAP) and more accurately presents the amount of the Fund’s investment operations available to common shareholders. Although by itself not considered GAAP, the 2010 AICPA Investment Company Audit Guide Chapter 7.84 references GAAP and current industry practice.

Consistent with an SEC staff announcement, Classification and Measurement of Redeemable Securities, a registered investment company should not include preferred stock under the caption “Net assets” if the investment company may be required to redeem all or part of the preferred stock upon failure to satisfy statistical coverage requirements imposed by its governing documents or a rating agency. The Chief Accountant’s Office of the Division of Investment Management released more guidance specific to the application of the “Pending Content” guidance in FASB ASC 480-10 to closed-end funds. Of most significance, the staff indicated that distributions to preferred stockholders should be presented as a component of net increase (decrease) in net assets resulting from investment operations, below net investment income on the statement of operations, the statement of changes in net assets and financial highlights. The staff indicated that the “Pending Content” in FASB ASC 480-10 provides guidance on preferred stock arrangements that are redeemable on a fixed or determinable date.” Consistent with the above guidance, the current presentation highlights the “Total” net investment income available to common shareholders followed by the “Distributions to Common Shareholders.”

Use of Proceeds (Page 22-23)

4. Comment: The prospectus states that the redemption of the MuniPreferred shares is expected to occur within four weeks of the closing of the offering. The prospectus also states that “To the extent the underwriters purchase additional shares to cover overallotments, the proceeds to the Fund from such additional purchase will be invested in accordance with the Fund’s investment policies. Disclose when the proceeds will be invested in accordance with the

Securities and Exchange Commission

March 8, 2011

Fund’s investment objectives (if it will be longer than the four weeks). See Item 7.2 of Form N-2.

Response: The “Use of Proceeds” disclosure, beginning with the second sentence, has been revised as follows (new text underlined):

Any net proceeds from the sale of MTP Shares that remain after giving effect to the contemplated refinancing and redemption of all of the Fund’s outstanding MuniPreferred shares will be invested in accordance with the Fund’s investment objectives and policies. In addition, to the extent the underwriters purchase additional shares to cover overallotments, the proceeds to the Fund from such additional purchase will be invested in accordance with the Fund’s investment policies or, in the event that only a portion of the Fund’s outstanding MuniPreferred shares are to be redeemed, will be used to redeem additional MuniPreferred shares.” Such redemption of the MuniPreferred shares is expected to occur within four weeks of the closing of this offering.

With respect to any net proceeds from the sale of MTP Shares resulting from an exercise of the underwriters’ overallotment option, the Fund may invest in short-term, high quality instruments on a temporary basis. In this event, the Fund expects that such net proceeds would be invested in accordance with the Fund’s investment objectives and policies within eight weeks of the closing of such overallotment option exercise.

Supplemental Portfolio Information (Page 24)

5. Comment: In footnote (b) to the Table entitled “Credit Quality (As % of Total Municipal Bonds)”, revise the reference to Massachusetts” to read “Virginia”.

Response: Agreed.

General Risks of Investing in the Fund (Page 51)

6. Comment: Under the sub-heading “Municipal Securities Market Risk”, the third sentence of the second paragraph discloses that the taxing power of any government entity may be limited by provisions of state constitutions or laws. Since the Fund invests primarily in municipal securities issued by the Commonwealth of Virginia, please disclose any such limits in the state constitution or laws of the Commonwealth of Virginia, if applicable.

Response: To clarify, under normal circumstances, the Fund invests at least 80% of its Managed Assets in municipal securities and other related investments the income from which is exempt from regular federal and Virginia income taxes. Such securities may be issued by Virginia municipalities and other political subdivisions of the state, as well as the Commonwealth itself. As disclosed in the “Risks—General Risks of Investing in the Fund—Concentration Risk” section of the prospectus for the Fund, the Commonwealth constitution limits the ability of the Commonwealth to create debt and requires a balanced budget. In

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March 8, 2011

addition, Appendix A to the prospectus, “Factors Affecting Municipal Securities in Virginia—Indebtedness of the Commonwealth” contains the following disclosures:

Virginia’s Constitution limits its ability to create debt and requires a balanced budget. The Constitution, in Section 9 of Article X, provides for the issuance of debt by or on behalf of the Commonwealth. Sections 9(a), (b) and (c) provide for the issuance of debt to which the Commonwealth’s full faith and credit is pledged and Section 9(d) provides of the issuance of debt not secured by the full faith and credit of the Commonwealth, but which may be supported by and paid from Commonwealth tax collections subject to appropriations by the General Assembly. The Commonwealth may also enter into leases and contracts that are classified on its financial statements as long-term indebtedness. Certain authorities and institutions of the Commonwealth may also issue debt. As of June 30, 2010, the total outstanding tax-supported debt was $10.21 billion.

The following cross-reference has been added to “Risks—General Risks of Investing in the Fund—Municipal Securities Market Risk”:

“See “Risks—Concentration Risk” and Appendix A—“Factors Affecting Municipal Securities in Virginia—Indebtedness of the Commonwealth.”

Investment Adviser, Sub-Advisor and Portfolio Managers (Page 56)

7. Comment: Disclose Nuveen Asset Management’s experience as an investment adviser (e.g., how long it has been in business, assets under management, etc.) See Item 9.1.b(1) of Form N-2. Moreover, the fourth paragraph suggests that Thomas C. Spalding is the Fund’s portfolio manager but does not specifically identify him as such. Accordingly, please identify Thomas C. Spalding as the Fund’s portfolio manager in this section. Please state his length of service as the Fund’s portfolio manager. See Item 9.1.c. of Form N-2.

Response: The following changes have been made to “Management of the Fund—Investment Adviser, Sub-Adviser and Portfolio Managers” (new language underlined):

On January 1, 2011, Nuveen Asset Management was formed as a subsidiary of Nuveen Fund Advisors and was created to house the Nuveen Fund Advisors’s portfolio management capabilities.

“Thomas C. Spalding, CFA, has been the Fund’s portfolio manager since January 1, 2011. Mr. Spalding is also Vice President and Senior Investment Officer of Nuveen Investments.”

Investment Management Agreement (Page 58)

8. Comment: In the paragraph stating that the basis for the Board’s continuation of the Fund’s investment management agreement will be provided in the annual or semi-annual report, provide the period covered by the relevant report. See Item 9.1.b.(4) of Form N-2.

Securities and Exchange Commission

March 8, 2011

Response: The paragraph under “Management of the Fund—Investment Management Agreement and Subadvisory Agreement” has been revised as follows (new text underlined):

The basis for the Board of Trustees’ continuation of the Fund’s investment management agreement will be provided in Annual or Semi-Annual Reports to shareholders for the periods during which any such continuations occur. This disclosure was most recently provided in the Fund’s Semi-Annual Report to Shareholders for the six-month period ended November 30, 2010.

Underwriters (Page 69)

9. Comment: Include the principal business address for all underwriters (including Nuveen Investments, LLC). See Item 5.1.a. of Form N-2.

Response: Item 5.1.a. of Form N-2 requires disclosure of principal business address for all “principal” underwriters. For this MTP offering, Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., UBS Securities LLC and Wells Fargo Securities, LLC are the principal underwriters as defined in section 2(a)(29) of the Investment Company Act of 1940, since these underwriters initiate or direct the formation of the underwriting syndicate. Nuveen Investments, LLC was identified on the cover page of the initial N-2 filing for MTP Shares because the other underwriters had not committed to the offering when such N-2 was filed. The last paragraph of the “Underwriters” section of the prospectus has been revised as follows (new text underlined):

The principal business address of Morgan Stanley & Co. Incorporated is 1585 Broadway, New York, New York 10036. The principal business address of Merrill Lynch, Pierce, Fenner & Smith Incorporated is One Bryant Park, New York, New York 10036. The principal business address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, New York 10013. The principal business address of UBS Securities LLC is 299 Park Avenue, New York, New York 10071. The principal business address of Wells Fargo Securities, LLC is 375 Park Avenue, New York, New York 10152.

Please note that Nuveen Investments, LLC serves as co-manager of the offering, but not as a principal underwriter. Going forward, the principal business address of Nuveen Investments, LLC will be included in the initial N-2 filing for each MTP offering.

STATEMENT OF ADDITIONAL INFORMATION

Board Leadership Structure and Risk Oversight (SAI Page 31)

10. Comment: State whether the “various sources” from which the Nominating and Governance Committee receives suggestions for nomination include Fund security holders. See Item 18.5.b.(4) of Form N-2.

Securities and Exchange Commission

March 8, 2011

Response: The last paragraph of the “Board Leadership Structure and Risk Oversight” section of the Statement of Additional Information has been revised as follows (new text underlined):

“In the event of a vacancy on the Board, the Nominating and Governance Committee received suggestions from various sources, including suggestions from Fund security holders, as to suitable candidates.”

Portfolio Manager (Page 39)

11. Comment: Revise the reference to “202-942-8090” to read “202-551-8090”. Also revise the reference to “20549” to read “20549-0102”. Disclose whether the code of ethics permits investment in securities, including securities that may be purchased or held by the Fund. See Item 18.15 of Form N-2.

Response: Agreed. The following language has been added to the paragraph beginning, “The Fund, Nuveen Fund Advisors, Nuveen Asset Management, Nuveen Investments and other related entities have adopted codes of ethics. . .” in the “Portfolio Manager” section of the Statement of Additional Information:

“Personnel subject to a code may invest in securities for their personal investment accounts, including securities that may be purchased or held by the Fund, but only so long as such investments are made in accordance with the code’s requirements.”

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We believe that this information responds to all of your comments. If you should require additional information, please call me at 212.778.9252 or David Glatz at 312.807.4295.

Very truly yours,

/s/ Stacy H. Winick

Stacy H. Winick

Enclosures

Copies (w/encl.) to Mark Winget